Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30, 2007		Years Ended December 31,

(In thousands)			2006	2005	2004	2003	2002
Pretax income from continuing operations	$536,955		1,059,575	725,648	378,075	353,773	248,622
Fixed charges, excluding preferred stock dividends and capitalized interest	19,381		36,382	18,464	6,858	6,460	10,546

Earnings (A)	$556,336		1,095,957	744,112	384,933	360,233	259,168

Interest	$19,381		36,382	18,464	6,858	6,460	10,546
One-third of rents	—		—	—	—	—	—
Preferred stock dividends	194,542		375,612	281,699	185,357	171,937	18,350
Capitalized interest	—		—	—	—	—	—

Fixed charges (B)	$213,923		411,994	300,163	192,215	178,397	28,896

Consolidated ratios of earnings to fixed charges (A)/(B)	2.60	X	2.66	2.48	2.00	2.02	8.97